Morgan Stanley Structured Investments	Final Term Sheet dated January 30, 2015 relating to Preliminary Terms No. 91 dated January 14, 2015 Registration Statement No. 333-200365 Filed pursuant to Rule 433
Securities Linked to the iShares® MSCI Emerging Markets ETF due August 4, 2017—Leveraged Upside Participation to a Cap and Fixed Percentage Buffered Downside Principal at Risk Securities

Summary of terms	Investment description

Issuer	Morgan Stanley
•    Linked to the iShares® MSCI Emerging Markets ETF

•    Unlike ordinary debt securities, the securities do not pay interest or repay a fixed amount of the face amount at maturity. Instead, the securities provide for a redemption amount that may be greater than, equal to or less than the face amount of the securities, depending on the performance of the underlying shares from the starting price to the ending price.

At maturity, the redemption amount per $1,000 face amount of securities will be determined as follows:

o    If the price of the underlying shares increases:

You will receive $1,000 plus 150% participation in the upside performance of the underlying shares, subject to the capped value of $1,270.

o    If the price of the underlying shares decreases, but the decrease is not more than 10%

You will receive $1,000.

o     If the price of the underlying shares decreases by more than 10%:

You will receive less than $1,000 and will have 1 to 1 downside exposure to the decrease in the value of the underlying shares in excess of 10%.

•      Investors may lose up to 90% of the face amount.

•     All payments are subject to the credit risk of Morgan Stanley.  If Morgan Stanley defaults on its obligations, you could lose some or all of your investment.  These securities are not secured obligations and you will not have any security interest in, or otherwise have any access to, the underlying shares or any securities held by the iShares® MSCI Emerging Markets ETF.

•      No periodic interest payments or dividends.

•      No exchange listing; designed to be held to maturity.

Term	2.5 years
Market measure	Shares of the iShares® MSCI Emerging Markets ETF (the “underlying shares”)
Pricing date	January 30, 2015
Original issue date	February 4, 2015
Face amount	$1,000 per security (100% of par)
Redemption amount	See “Investment description” on this page and “How the redemption amount is calculated” on page 3
Maturity date	August 4, 2017
Starting price	$39.02, which is the share closing price of one underlying share on the pricing date
Ending price	The share closing price of one underlying share on the calculation day times the adjustment factor on such date
Adjustment factor	1.0, subject to adjustment in the event of certain events affecting the underlying shares
Capped value	$1,270 per security (127% of the face amount)
Threshold price	$35.118, which is 90% of the starting price
Participation rate	150%
Calculation day	July 28, 2017
Calculation agent	Morgan Stanley & Co. LLC, a wholly owned subsidiary of the issuer
Denominations	$1,000 and any integral multiple of $1,000
Agent discount
Morgan Stanley & Co. LLC and Wells Fargo Securities, LLC will act as the agents for this offering.  Wells Fargo Securities, LLC will receive a commission of $27.50 for each security it sells.  Dealers, including Wells Fargo Advisors, LLC (“WFA”), may receive a selling concession of up to $12.50 per security, and WFA will receive a distribution expense fee of $0.75 for each security sold by WFA.

CUSIP	61761JWC9

The face amount of each security is $1,000.  This price includes costs associated with issuing, selling, structuring and hedging the securities, which are borne by you, and, consequently, the estimated value of the securities on the pricing date is less than $1,000 per security.  We estimate that the value of each security on the pricing date is $957.30.  See “Investment Summary” and “Risk Factors” in the accompanying preliminary terms for further information.
The securities involve risks not associated with an investment in ordinary debt securities.  See “Risk Factors” in the accompanying preliminary terms.
This term sheet does not provide all of the information that an investor should consider in connection with an investment decision.
Investors should carefully review the accompanying preliminary terms, product supplement for PLUS, index supplement and prospectus in connection with a decision to invest in the securities. Your financial advisor or broker will not accept an order in respect of the securities without first confirming that you have reviewed these documents and that you understand them.
The securities are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

Hypothetical payoff diagram
The payoff diagram to the right is based on the capped value of $1,270 per security, the participation rate of 150% and the threshold price of 90% of the starting price, and assumes no change to the adjustment factor.

This diagram has been prepared for purposes of illustration only. Your actual return will depend on the actual ending price and capped value and whether you hold your securities to maturity.

Hypothetical returns

The hypothetical return table below is based on the capped value of $1,270 per security, the participation rate of 150%, the threshold price of 90% of the starting price and a hypothetical starting price of $40, and assumes no change to the adjustment factor.  The following examples are for illustrative purposes only.  The actual starting price, threshold price and capped value are specified on the cover of this document.
Performance of the Underlying Shares		Performance of the Securities
Ending Price	Percent Change in Share Closing Price(1)	Participation Rate	Redemption Amount	Return on Securities(2)
$80.0000	100.0000%	150%	$1,270.00	27.00%
$76.0000	90.0000%	150%	$1,270.00	27.00%
$72.0000	80.0000%	150%	$1,270.00	27.00%
$68.0000	70.0000%	150%	$1,270.00	27.00%
$64.0000	60.0000%	150%	$1,270.00	27.00%
$60.0000	50.0000%	150%	$1,270.00	27.00%
$56.0000	40.0000%	150%	$1,270.00	27.00%
$52.0000	30.0000%	150%	$1,270.00	27.00%
$48.0000	20.0000%	150%	$1,270.00	27.00%
$47.2000	18.0000%	150%	$1,270.00	27.00%
$46.0000	15.0000%	150%	$1,225.00	22.50%
$44.0000	10.0000%	150%	$1,150.00	15.00%
$42.0000	5.0000%	150%	$1,075.00	7.50%
$40.0000(3)	0.0000%	N/A	$1,000.00	0.00%
$38.0000	-5.0000%	N/A	$1,000.00	0.00%
$36.0000	-10.0000%	N/A	$1,000.00	0.00%
$35.6000	-11.0000%	N/A	$990.00	-1.00%
$32.0000	-20.0000%	N/A	$900.00	-10.00%
$28.0000	-30.0000%	N/A	$800.00	-20.00%
$24.0000	-40.0000%	N/A	$700.00	-30.00%
$20.0000	-50.0000%	N/A	$600.00	-40.00%
$16.0000	-60.0000%	N/A	$500.00	-50.00%
$12.0000	-70.0000%	N/A	$400.00	-60.00%
$8.0000	-80.0000%	N/A	$300.00	-70.00%
$4.0000	-90.0000%	N/A	$200.00	-80.00%
$0.0000	-100.0000%	N/A	$100.00	-90.00%
(1) Assumes no change to the adjustment factor.

(2) The “Return on Securities” is the number, expressed as a percentage, which results from comparing the redemption amount per $1,000 face amount of securities to the purchase price of $1,000 per security.

(3) The hypothetical starting price

How the redemption amount at maturity is calculated

If the ending price is greater than the starting price, the lesser of:

(i) $1,000 + and
(ii) the capped value.

where,

capped value	=	$1,270 per security (127% of the face amount)

Under no circumstances will the redemption amount exceed the capped value.

If the ending price is less than or equal to the starting price, but greater than or equal to the threshold price:

the face amount of $1,000

If the ending price is less than the threshold price:

If the ending price is less than the threshold price, you will receive less, and up to 90% less, than the face amount of your securities at maturity.

Notwithstanding anything to the contrary in the accompanying product supplement for PLUS, the amount you will receive at maturity will be the redemption amount, defined and calculated as provided herein and in the accompanying preliminary terms.

iShares® MSCI Emerging Markets ETF daily share closing prices*

iShares® MSCI Emerging Markets ETF Daily Share Closing Prices January 1, 2010 to January 30, 2015

* The graph above sets forth the daily share closing prices of the underlying shares for each quarter in the period from January 1, 2010 through January 30, 2015.  We obtained the information in the table and graph below from Bloomberg Financial Markets without independent verification.  The underlying shares have at times experienced periods of high volatility.  You should not take the historical prices of the underlying shares as an indication of future performance, and no assurance can be given as to the share closing price of the underlying shares on the calculation day.

Selected risk considerations

The risks set forth below are discussed in more detail in the “Risk Factors” section in the accompanying preliminary terms, product supplement for PLUS, index supplement and prospectus. Please review those risk factors carefully.

•	The securities do not pay interest, and you will receive less, and up to 90% less, than the face amount of your securities at maturity if the ending price is less than the threshold price.

•	The appreciation potential of the securities is limited by the capped value.

•	The market price will be influenced by many unpredictable factors.

•	The securities are subject to the credit risk of Morgan Stanley, and any actual or anticipated changes to its credit ratings or credit spreads may adversely affect the market value of the securities.

•	The amount payable on the securities is not linked to the value of the underlying shares at any time other than the calculation day.

•	Investing in the securities is not equivalent to investing in the underlying shares or the stocks composing the MSCI Emerging Markets IndexSM (the “share underlying index”).

•	The price of the underlying shares is subject to currency exchange rate risk.

•	There are risks associated with investments in securities, such as the securities, linked to the value of foreign (and especially emerging markets) equity securities.

•	Adjustments to the underlying shares or to the share underlying index could adversely affect the value of the securities.

•	The underlying shares and the share underlying index are different.

•
The rate we are willing to pay for securities of this type, maturity and issuance size is likely to be lower than the rate implied by our secondary market credit spreads and advantageous to us.  Both the lower rate and the inclusion of costs associated with issuing, selling, structuring and hedging the securities in the face amount reduce the economic terms of the securities, cause the estimated value of the securities to be less than the face amount and will adversely affect secondary market prices.

•
The estimated value of the securities is determined by reference to our pricing and valuation models, which may differ from those of other dealers and is not a maximum or minimum secondary market price.

•	The antidilution adjustments the calculation agent is required to make do not cover every event that could affect the shares of the iShares® MSCI Emerging Markets ETF.

•	The securities will not be listed on any securities exchange and secondary trading may be limited.

•	The calculation agent, which is a subsidiary of Morgan Stanley, will make determinations with respect to the securities.

•	Hedging and trading activity by our subsidiaries could potentially adversely affect the value of the securities.

•	The stated maturity date may be postponed if the calculation day is postponed.

•	Historical prices of the underlying shares should not be taken as an indication of the future performance of the underlying shares during the term of the securities.

•	Potentially inconsistent research, opinions or recommendations by Morgan Stanley & Co. LLC, Wells Fargo Securities, LLC or their respective affiliates.

•	The U.S. federal income tax consequences of an investment in the securities are uncertain.

Not suitable for all investors

Investment suitability must be determined individually for each investor.  The securities described herein are not a suitable investment for all investors.  In particular, no investor should purchase the securities unless they understand and are able to bear the associated market, liquidity and yield risks.  Unless market conditions and other relevant factors change significantly in your favor, a sale of the securities prior to maturity is likely to result in sale proceeds that are substantially less than the face amount per security.  Morgan Stanley & Co. LLC, Wells Fargo Securities, LLC and their respective affiliates are not obligated to purchase the securities from you at any time prior to maturity.

Morgan Stanley has filed a registration statement (including a prospectus, as supplemented by the applicable product supplement and the index supplement) with the Securities and Exchange Commission, or SEC, for the offering to which this communication relates.  You should read the prospectus in that registration statement, the applicable product supplement, the index supplement and any other documents relating to this offering that Morgan Stanley has filed with the SEC for more complete information about Morgan Stanley and this offering.  You may get these documents without cost by visiting EDGAR on the SEC web site at.www.sec.gov.  Alternatively, Morgan Stanley will arrange to send you the applicable product supplement, index supplement and prospectus if you so request by calling toll-free 800-584-6837.

Consult your tax advisor

Investors should review carefully the accompanying preliminary terms, product supplement for PLUS, index supplement, prospectus supplement and prospectus and consult their tax advisors regarding the application of the U.S. federal income tax laws to their particular circumstances, as well as any tax consequences arising under the laws of any state, local or foreign jurisdiction.

“iShares®” is a registered trademark of BlackRock Institutional Trust Company, N.A.